AM 3-23-2005*



SECURI ... ISSION

05041203

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65638

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TPG Global, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street
(No. and Street)


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH, D.C. 185 SECTION

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

K. Sean Frey (312) 244-5485
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

B

191 North Wacker Drive, Suite 1400	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AM 3-28-2005

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LLK 3/23/05

OATH OR AFFIRMATION

I, K. Sean Frey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TPG Global, L.L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/2006



Signature

Assistant Controller

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

TPG Global, L.L.C.


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH. D.C.
185
SECTION

Consolidated Statement of Financial Condition
December 31, 2004

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
TPG Global, L.L.C.
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of TPG Global, L.L.C. and Subsidiaries (collectively, the Company) as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of TPG Global, L.L.C. and Subsidiaries as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 18, 2005

TPG Global, L.L.C.

Consolidated Statement of Financial Condition
December 31, 2004

Assets		
Cash	$	61,054
Receivable from clearing broker		3,449,125
Exchange membership, at cost (market value, $19,000)		34,000
Other assets		18,571
Total assets	**$**	**3,562,750**
Liabilities and Members' Equity		
Payable to parent	$	1,249,417
Accounts payable and accrued liabilities		193,662
Total liabilities		**1,443,079**
Members' equity		2,119,671
Total liabilities and members' equity	**$**	**3,562,750**

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

TPG Global, L.L.C. (TPG) is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities for its own account. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Chicago Stock Exchange. The Company was formed August 13, 2002 and is majority-owned by Ronin Capital, L.L.C. (the Parent).

A summary of the Company's significant accounting policies follows:

Principles of consolidation: The consolidated financial statements include the accounts and results of operations of TPG (a Delaware limited liability company) and its wholly owned subsidiaries, American Heritage Investments, LLC, Midwest Farmers Investments, LLC, Tampa Trust and Investments, LLC, and Thames Westminster Investments Limited (collectively the Company). All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions: Securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned are recorded at market value, generally based on quoted market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. There were no outstanding securities owned and securities sold, net yet purchased as of December 31, 2004.

Securities purchased under agreements to resell or sold under agreements to repurchase: Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired, plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others.

Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparties to all resale and repurchase transactions entered into during 2004 were major financial institutions. There were no outstanding resale or repurchase transactions as of December 31, 2004.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Receivable from clearing broker: Receivables and payables relating to trades pending settlement are netted in receivable from clearing broker in the consolidated statement of financial condition. The Company may obtain short-term financing from its clearing broker from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Exchange membership: The Company's exchange membership is carried at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment

Fair value of financial instruments: All of the Company's financial instruments are recorded at fair value or amounts approximating fair value. Assets, including cash and receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly liabilities, including accounts payable and accrued liabilities, are carried at the contracted amount, which approximates fair value.

Foreign currency translation: Assets and liabilities not denominated in U.S. dollars are translated to U.S. dollars at end of period exchange rates, and revenues and expenses are translated at average exchange rates during the year. Gains or losses on translation of the financial statements of Europe, where the functional currency is other than the U.S. dollar, is reflected as a separate component of members' equity.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective shares of the taxable income of the Company.

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have a significant effect on the accompanying financial statements.

Note 2. Related Party Transactions

The Parent pays certain operating expenses of the Company under informal agreements, and reimburses the Parent periodically through cash payments. The Company does not pay for technology, accounting, operational, and administrative support. Management does not consider the value of these services to be material to the consolidated financial position and operating results of the Company. The amount payable to the Parent in connection with this arrangement was $1,249,417 at December 31, 2004.

Note 3. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed daily by management to mitigate market risk.

The Company sells securities that have not yet been purchased ("short sales"). The Company is exposed to market risk for short sales. If the market value of the securities sold short increases, the Company's obligation, reflected as a liability, would increase and trading revenues would be reduced. To manage market risk, the Companies in this consolidated group and the Parent often hold securities, which can be used to settle these obligations, and monitors its market exposure daily, adjusting positions when deemed necessary.

Note 4. Commitments and Contingencies

The Company leases office space pursuant to short-term agreements and a noncancelable lease agreement. The noncancelable lease agreement expires in August 2005. At December 31, 2004, minimum annual rental commitments, including escalation costs, under leases, including escalation costs amount to $48,000 for 2005.

Note 5. Regulatory Requirements

The Company is a broker-dealer subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $1,991,932, which was $1,891,932 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.70 to 1 at December 31, 2004.

SEC rule 15c3-1 may effectively restrict advances to affiliates or capital withdrawals. Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of SEC rule 15c3-1.

Although the Company is not exempt from rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to rule 17a-5(c)(4).